September 20, 2011
VIA ELECTRONIC TRANSMISSION
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Preliminary Consent Revocation Statement on Schedule 14A of Transatlantic Holdings, Inc. pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934
Dear Mr. Orlic:
On behalf of our client, Transatlantic Holdings, Inc. (“Transatlantic”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, Transatlantic’s Preliminary Consent Revocation Statement and related revocation card on Schedule 14A (the “Revocation Statement”). The Revocation Statement is to be used in connection with the Transatlantic Board of Director’s opposition to the solicitation of written stockholder consents by Validus Holdings, Ltd. and certain affiliated entities to: (i) amend the Amended and Restated Bylaws of Transatlantic (the “By-laws”) in order to expressly provide that Transatlantic stockholders may fill any vacancies, however caused, on the Transatlantic Board of Directors; (ii) repeal any provision of the By-laws that was not included in the By-laws filed by Transatlantic with the Securities and Exchange Commission on July 28, 2011; (iii) remove, without cause, the seven existing members of the Transatlantic Board of Directors; and (iv) elect three Validus nominees to the Transatlantic Board of Directors.
If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at 212-351-3847.
Very truly yours,
/s/ Eduardo Gallardo
Eduardo Gallardo
Enclosures